SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1 (*)

KANA SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

483600102
(CUSIP Number)

JOHN F. NEMELKA
NIGHTWATCH CAPITAL MANAGEMENT, LLC
3311 NORTH UNIVERSITY AVENUE, SUITE 200
PROVO, UTAH 84604
TELEPHONE: (801) 805-1300

(Name, address and telephone number of person
authorized to receive notices and communications)

June 30, 2005
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 483600102

	(1)	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NightWatch Capital Management, LLC
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [ ] (b) [x]
	(3)	SEC USE ONLY

	(4)	SOURCE OF FUNDS **
WC
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

		(7)	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,879,465
		(8)	SHARED VOTING POWER
0
		(9)	SOLE DISPOSITIVE POWER
2,879,465
		(10)	SHARED DISPOSITIVE POWER
0
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,879,465
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%
	(14)	TYPE OF REPORTING PERSON **
OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on April 29, 2005 (the "Schedule 13D") with respect to shares of common stock, par value $.001 per share (the "Common Stock") of Kana Software, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

ITEM 1.	SECURITY AND ISSUER

Item 1 is amended by inserting the following paragraph at the end of the section therein:

On June 30, 2005, NWCP (as defined below) and NWCP II (as defined below) (collectively, the “NW Funds”) acquired from the issuer in the aggregate (i) 1,359,618 shares of Common Stock and (ii) warrants, which may be exercised during the period commencing on December 27, 2005 and expiring on June 30, 2010, to purchase an additional 679,808 shares of Common Stock (such transaction, the “June 30 Transaction”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                Item 3 is hereby amended and restated in its entirety as follows:

The NW Funds purchased an aggregate of 1,519,847 shares of Common Stock in a series of transactions between July 8, 2004 and April 22, 2005. The aggregate purchase price for such shares of Common Stock was approximately $2.4 million. On June 30, 2005, in connection with the June 30 Transaction, the NW Funds purchased in the aggregate (i) an additional 1,359,618 shares of Common Stock, bringing their total holdings to 2,879,465 shares of Common Stock and (ii) warrants, which may be exercised during the period commencing on December 27, 2005 and expiring on June 30, 2010, to purchase an additional 679,808 shares of Common Stock. The aggregate purchase price for such shares of Common Stock and such warrants was $2 million.

The source of funds for all of the above-described purchase transactions was working capital of NWCP and NWCP II. The shares of Common Stock are held in prime brokerage accounts of NWCP and NWCP II, which may from time to time have debit balances. Because other securities are held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The securities referenced in this statement (the “Securities”) consist of 2,879,465 shares of Common Stock, representing approximately 9.3% of the 30,872,064 shares of Common Stock represented by the Company to be outstanding as of as June 30, 2005.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Item 6 is hereby amended and restated in its entirety as follows:

On June 25, 2005, the Company entered into a Common Stock and Warrant Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors”), including the NW Funds, pursuant to which the Company agreed to issue to the Investors, for a purchase price of $2,400,000.00, certain units (the “Units”), with each Unit consisting of (i) one share of Common Stock and (ii) one half of a warrant. The purchase price per unit is equal to 90% of the volume weighted average trading price per share of Common Stock for the three consecutive trading days beginning on June 27, 2005. On June 30, 2005, the Company issued to the Investors (A) an aggregate of 1,631,541 shares of Common Stock at $1.471 per share, and (B) warrants (the “Warrants”) to purchase an aggregate of 815,769 shares of Common Stock at an exercise price of $2.452 per share. The Warrants will become exercisable on December 27, 2005 and expire on June 30, 2010.

The Company also entered into a Registration Rights Agreement, dated June 25, 2005, with the Investors (the “Registration Rights Agreement”) pursuant to which the Company agreed to file, within thirty (30) days following the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, a registration statement covering the resale of Common Stock and shares of Common Stock issuable upon the exercise of the Warrants (the “Registrable Securities”). If the Company’s registration statement is not declared effective within 150 days from June 30, 2005, then the Company will pay each holder of Registrable Securities a fee pursuant to the terms of the Registration Rights Agreement until the registration statement is declared effective.

The foregoing is a summary of the terms and conditions of the Purchase Agreement, form of Warrant issued to the Investors and Registration Rights Agreement and does not purport to be complete. The foregoing is also qualified in its entirety by reference to the Purchase Agreement, form of Warrant issued to the Investors and Registration Rights Agreement, copies of which are filed as exhibits to this Amendment No. 1 to Schedule 13D and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Number	Description

1
Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005, by and among the Company and the Investors (incorporated herein by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K dated June 30, 2005).

2
Registration Rights Agreement, dated as of June 25, 2005, by and among the Company and the Investors (incorporated herein by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K dated June 30, 2005).

3
Form of Stock Purchase Warrant issued by the Company in connection with the Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005 (incorporated herein by reference to Exhibit 10.03 to the Company’s Current Report on Form 8-K dated June 30, 2005).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 8, 2005	NIGHTWATCH CAPITAL MANAGEMENT, LLC

	By:	/s/ John F. Nemelka
	Name:	John F. Nemelka
	Title:	President